COMMENTS RECEIVED ON MAY 30, 2019

FROM KENNETH ELLINGTON

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

FIDELITY COURT STREET TRUST (File Nos. 002-58774 and 811-02741)

FIDELITY COURT STREET TRUST II (File Nos. 033-43758 and 811-06453)

FIDELITY DESTINY PORTFOLIOS (File Nos. 002-34099 and 811-01796)

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

FIDELITY HANOVER STREET TRUST (File Nos. 002-77571 and 811-03466)

FIDELITY MT VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

FIDELITY MUNICIPAL TRUST II (File Nos. 033-43986 and 811-06454)

FIDELITY NEWBURY STREET TRUST (File Nos. 002-78458 and 811-03518)

FIDELITY PHILLIPS STREET TRUST (File Nos. 002-63350 and 811-02890)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

All applicable funds (Form N-CSR Filing)

“Fund Management” (prospectus)

From Fidelity Advisor International Capital Appreciation Fund’s management contract filed on 12/28/2017:

“Performance Adjustment Rate: Except as otherwise provided in sub–paragraph (e) of this paragraph 3, the Performance Adjustment Rate is 0.02% for each percentage point (the performance of the Portfolio and the Index each being calculated to the nearest 0.01%) that the Portfolio’s investment performance for the performance period was better or worse than the record of the Index as then constituted. The maximum performance adjustment rate is 0.20%.”

C:

The Staff requests we include the disclosure above in the Advisory Fees section of the prospectus for all applicable funds.

R:

The “Advisory Fee” section of prospectus was designed to provide a plain English, high-level discussion of the application of the performance adjustment in computing a fund’s management fee. The discussion of the performance adjustment highlights the important fact that the management fee will increase or decrease, depending on the fund’s performance against a specified benchmark index, and also highlights the maximum possible performance adjustment range. Investors that would like additional detail about the operation of the performance adjustment can find this information under the “Computing the Performance Adjustment” in the “Management Contract” section of the applicable fund’s Statement of Additional Information. A fund’s management contract is also publicly available on EDGAR as exhibits to the registration statement. We believe this layered disclosure approach allows investors to access their desired level of detail about a fund’s management fee; accordingly, we have not modified the disclosure.

All applicable funds (Form N-CSR Filing)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we include an explanatory footnote in the fee table for all applicable funds that briefly explains the terms of the performance adjustment arrangement: the footnote should disclose a) the fund’s base fee, b) that the base fee may adjust up or down according to fund performance relative to its benchmark index, and c) identify the benchmark index. The Staff states that, for the first year of operations for a new series, the fee table should show the base fee.

R:

The “Fund Management” section of each fund’s statutory prospectus discloses the basic fee (or base rate), describes the operation of the performance adjustment, and identifies the benchmark index. This information is located in the statutory prospectus, and not in the summary prospectus, to address comments previously received from the SEC disclosure staff regarding the content of the fee table and summary prospectus. The management fee line item in the fee table includes a parenthetical designed to inform investors that the fee “fluctuates based on the fund’s performance relative to a securities market index.” Accordingly, we have not modified the applicable funds’ disclosures.